Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-160043
August 12, 2009
Pricing Term Sheet
Discovery Communications, LLC
5.625% Notes due 2019

Issuer:	Discovery Communications, LLC
Guarantor:	Discovery Communications, Inc.
Principal Amount:	$500 million
Security Type:	Senior Note
Maturity Date:	August 15, 2019
Coupon:	5.625%
Price to Public:	99.428%
Yield to Maturity:	5.701%
Spread to Benchmark Treasury:	200 basis points
Benchmark Treasury:	3.125% due May 15, 2019
Benchmark Treasury Spot and Yield:	95-10 ; 3.701%
Net Proceeds to Issuer:	$493,890,000
Interest Payment Dates:	August 15 and February 15, commencing February 15, 2010
Make-Whole Call:	At any time at Treasury plus 30 basis points
Trade Date:	August 12, 2009
Settlement Date:	August 19, 2009 (T+5)
Denominations:	$2,000 x $1,000
CUSIP/ISIN:	25470D AA7 / US25470DAA72
Ratings*:	Baa2 (stable) Moody’s Investors Service, Inc. BBB- (stable) Standard & Poor’s Ratings Services BBB (stable) Fitch Ratings Ltd.
Joint Bookrunners:	Citigroup Global Markets Inc. J.P. Morgan Securities Inc. Banc of America Securities LLC Credit Suisse Securities (USA) LLC RBS Securities Inc.
Co-Managers:	Barclays Capital Inc. Calyon Securities (USA) Inc. Fortis Securities LLC Goldman, Sachs & Co. RBC Capital Markets Corporation Scotia Capital (USA) Inc.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
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